UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 4
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dune Energy, Inc.
(Name of Subject Company)

Eos Merger Sub, Inc.
(Offeror)

Eos Petro, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

008015307
(Cusip Number of Class of Securities)

Nikolas Konstant
Eos Petro, Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, California  90067
(310) 552-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey P. Berg Barry A. Brust Jessica Wade Baker & Hostetler LLP 11601 Wilshire Boulevard, Suite 1400 Los Angeles, California 90025 (310) 820-8800	Bill Nelson Kristina Trauger Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22, 129,405	$2,572

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Dune Energy, Inc., a Delaware corporation (“Dune”), at a purchase price of $0.30 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 73,128,848 shares of common stock of Dune that are issued and outstanding; and (ii) 635,833 deferred stock units that are issued and outstanding of Dune. The foregoing figures have been provided by Dune to the offeror and are as of the close of business on October 7, 2014, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162.


Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. 

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Eos Petro, Inc., a Nevada corporation (“Eos”) and Eos Merger Sub, Inc., a Delaware corporation and a directly wholly owned subsidiary of Eos (“Purchaser”) with the Securities and Exchange Commission on October 9, 2014, as subsequently amended in Schedule TO/As filed with the Securities and Exchange Commission on October 14, 2014, October 22, 2014 and November 7, 2014 (as amended, the “Schedule TO”), relating to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dune Energy, Inc., a Delaware corporation (“Dune”), for $0.30 in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are set forth as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the original Schedule TO (the offer reflected by such terms and conditions, as they may be amended, supplement or extended from time to time, constitutes the “Offer”).

ITEMS 1 THROUGH 11.

All information contained in the Offer is expressly incorporated herein by reference with respect to Items 1-11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 11 of the Schedule TO and the disclosure in the Offer to Purchase are hereby amended and supplemented as follows:

A.           Adding the following paragraph in Items 1 and 4 of the Schedule TO:

On November 20, 2014, Purchaser extended the expiration of the Offer until December 22, 2014 at 12:00 midnight New York City time, to allow Purchaser to complete financing in order to fund the tender offer and merger, with Dune’s consent in accordance with the terms of the Merger Agreement. The Offer was previously scheduled to expire on November 6, 2014, and then November 20, 2014, at midnight, New York City time. The Depositary has indicated that, as of the close of business on November 20, 2014, a total of approximately 73,128,848 Shares or 99.01629% of the outstanding Shares had been validly tendered and not properly withdrawn pursuant to the Offer, which is sufficient to satisfy the Minimum Tender Condition. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(E).

B.           All references to “12:00 midnight, New York City time, on Thursday, November 6, 2014,” “12:00 midnight, New York City time, on Thursday, November 20, 2014,” or any variations thereof, set forth in Exhibits (a)(1)(A) through (a)(1)(E) are hereby amended and replaced with “12:00 midnight, New York City time, on Monday, December 22, 2014.”

C.           The answer to the fourth question set forth in the summary term sheet in the Offer to Purchase, “Does Purchaser have the financial resources to complete the Offer and the Merger?”, is hereby amended and restated in its entirety as follows:

Purchaser anticipates having sufficient funds to consummate the Offer and the Merger. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger will be approximately $140 million, including: (i) approximately $22 million to purchase all of the Shares, (ii) approximately $11 million for the payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, and (iii) approximately $107 million to pay in full and discharge all of Dune’s outstanding indebtedness (other than accrued trade debt of Dune, which shall be assumed by the surviving entity in the Merger).

At the signing of the Merger Agreement, Eos had obtained a term sheet from Angelo, Gordon Energy Capital, LLC (the “Debt Term Sheet”) to provide Eos up to an aggregate of $125 million in debt financing (the “Debt Financing”) pursuant to a delayed draw term loan facility. In addition, at the signing of the Merger Agreement Eos had received conditional equity commitments from investors in the aggregate amount of $75 million for participation in a proposed financing which, as of November 20, 2014, Eos intends to be for a maximum aggregate amount of $100 million (the “Equity Financing”).

Eos and Purchaser originally anticipated that the Debt Financing, the Equity Financing and certain cash on hand would be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger and to pay related transaction fees and expenses and fund working capital at the consummation of the Merger. However, both the Debt Financing and the Equity Financing were subject to completion of due diligence, formal documentation and other customary financing contingencies. On November 17, 2014, Angelo, Gordon Energy Capital, LLC informed Eos that it would not be moving forward with the Debt Term Sheet or Debt Financing generally. Eos and its advisors, including Global Hunter Securities, LLC pursuant to its Highly Confident Letter (defined in Section 11 - “Background of the Offer; Past Contracts or Negotiations with Dune”) are working diligently to arrange to obtain financing from alternative sources to replace the Debt Financing and fill the remainder of the Equity Financing. The Offer itself is not subject to any financing condition or contingency.  See Section 10—“Source and Amount of Funds.”

D.           The answer to the fifth question set forth in the summary term sheet in the Offer to Purchase, “Is Eos’ financial condition relevant to my decision to tender my Shares in the Offer?” is hereby amended and restated in its entirety as follows:

No. We do not think Eos’ financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition or contingency;

•	the Offer is for all outstanding Shares and is being made solely for cash;

•	Eos has received conditional equity commitments for $75 million and a Highly Confident Letter (defined in Section 11 – “Background of the Offer; Past Contracts or Negotiations with Dune”) from Global Hunter Securities, LLC for adequate debt to make up the remainder of funds needed to consummate the Offer and Merger. Eos has also engaged other advisors to assist it in locating additional investors for the remainder of the Equity Financing. Such conditional equity commitments, plus debt and equity raised with the help of Global Hunter Securities, LLC based on the Highly Confident Letter and Eos’ other advisors, if consummated, plus cash on hand, should be sufficient to purchase all of the Shares validly tendered pursuant to the Offer and consummate the Merger; and

•	if we consummate the Offer, we expect to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

See Section 10—“Source and Amount of Funds.”

E.           Section 10 of the Offer to Purchase – “Source and Amount of Funds.” is hereby amended and restated in its entirety as follows:

10.           Source and Amount of Funds

Purchaser believes that the financial condition of Eos, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger; and (iv) Eos has received conditional equity commitments for $75 million and a Highly Confident Letter (defined below in Section 11 – “Background of the Offer; Past Contracts or Negotiations with Dune”) from Global Hunter Securities, LLC for adequate debt to make up the remainder of funds needed to consummate the Offer and Merger. Eos has also engaged other advisors to assist it in locating additional investors for the remainder of the Equity Financing. Such conditional equity commitments, plus debt and equity raised with the help of Global Hunter Securities, LLC based on the Highly Confident Letter and Eos’ other advisors, if consummated, plus cash on hand, will be sufficient to purchase all of the Shares validly tendered pursuant to the Offer and consummate the Merger.  While such commitments are subject to certain customary due diligence contingencies, formal documentation and closing conditions, we anticipate having sufficient funds to consummate the Merger.  The Offer is not subject to any financing condition.

Eos and Purchaser estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger will be approximately $140 million, including: (i) approximately $22 million to purchase all of the Shares, (ii) approximately $11 million for the payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, and (iii) approximately $107 million to pay in full and discharge all of Dune’s outstanding indebtedness (other than accrued trade debt of Dune, which shall be assumed by the surviving entity in the Merger). Purchaser anticipates funding these payments with a combination of Equity Financing, debt financing raised pursuant to the Highly Confident Letter as described herein and certain cash on hand.

Subject to the terms and conditions of the Merger Agreement, each of Eos and Purchaser will use its reasonable best efforts to obtain the requisite debt financing and Equity Financing.  Under the Merger Agreement, further, if any portion of the requisite debt financing and Equity Financing becomes unavailable so as not to enable Eos and Purchaser to proceed with the Merger and related transactions in a timely manner, as was the case with the Debt Term Sheet, Eos and Purchaser shall use their reasonable best efforts to arrange to obtain alternate financing from alternative sources on comparable or more favorable terms (to Eos and Purchaser) than those set forth in the Debt Term Sheet and the New Equity Commitment Letters provided at the signing of the Merger Agreement as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto. As of the date of this Offer to Purchase, no alternative financing arrangements or alternative financing plans have been made in the event the financings described in this Offer to Purchase, including the Debt Term Sheet, are not available as anticipated.

         The recent decline in oil prices has created a difficult financing environment for exploration and production companies. Beginning in June 2014, oil prices have dropped 30%, declining from $106.83 per barrel on June 19, 2014 to a low of $74.16 per barrel on November 12, 2014.

The documentation regarding the Equity Financing and adequate replacement debt financing has not been finalized, and, accordingly, the final terms of such financings may differ from those described in this Offer to Purchase.

Equity Financing. At the signing of the Merger Agreement Eos had received conditional equity commitments (the “Equity Commitment Letters”) from investors in the aggregate amount of $75 million for participation in a proposed financing which, as of November 20, 2014, Eos intends to be for a maximum aggregate amount of $100 million (the “Equity Financing”).  Pursuant to the terms of the Equity Commitment Letters and subject to final adjustments, the investors will purchase, or will cause the purchase of, directly or indirectly, through one or more intermediate entities, convertible preferred stock of Eos. The Equity Commitment Letters are subject to the following conditions: (i) preparation, negotiation and execution of definitive documentation satisfactory to the relevant parties, (ii) completion of due diligence satisfactory to the investors, (iii) approval of the board of directors and equity holders of each party, and (iv) any required regulatory approvals.

Eos is in discussion with an additional potential equity investor for an additional amount of $25 million. Eos has not agreed to terms at this time for such equity investment.

Debt Financing. At the signing of the Merger Agreement, Eos had obtained the Debt Term Sheet from Angelo, Gordon Energy Capital, LLC to provide Eos up to an aggregate of $125 million in Debt Financing pursuant to a delayed draw term loan facility. On November 17, 2014, Angelo, Gordon Energy Capital, LLC informed Eos that it would not be moving forward with the Debt Term Sheet or the Debt Financing generally. The terms of the Debt Term Sheet are nevertheless summarized below because Eos and Purchaser have an obligation under the Merger Agreement to use reasonable best efforts to arrange to obtain alternate financing from alternative sources on comparable or more favorable terms (to Eos and Purchaser) than those set forth in the Debt Term Sheet (as well as the Equity Commitment Letters) provided at the signing of the Merger Agreement.

The Debt Term Sheet was to provide Eos up to an aggregate of $125 million in debt financing (the “Debt Financing”) pursuant to a delayed draw term facility (the “Facility”).  Eos would also have had the option to increase the aggregate amount of the Facility to a total of $175 million by (i) requesting one or more lenders under the Facility to increase the amount of their commitments and/or (ii) causing one or more financial institutions reasonably acceptable to the lenders under the Facility to provide commitments and become a co-lender under the Facility.  The funding of the Debt Financing would have been subject to Eos’ obtaining no less than $75 million in equity financing, completion of due diligence and formal documentation and other conditions precedent typical for such financings. On the closing date, pursuant to the terms set forth in the Debt Term Sheet, $75 million of the Facility would have been available to be drawn. The initial draw is subject to the lenders’ due diligence and satisfaction with the APOD.   The remaining undrawn availability would have been made at Eos’ request and lenders’ consent.   Eos and the lenders would agree to meet no less frequently than annually to update and approve the APOD and to consider making additional amounts available under the Facility.  No other debt would have been permitted under the Facility, provided that, subject to certain conditions, Eos would have the right to access a bank revolving credit facility.  Interest under the Facility would have been LIBOR plus 9.75%, subject to a LIBOR floor of 1.5%.  Interest would have been payable in cash on a quarterly basis in arrears.  The Facility would have matured in three years.

As of the date of this Offer, no plans or arrangements have been made to finance or repay any debt raised for the Offer or Merger.

F.           The following paragraphs are added at the end of Section 11 – “Background of the Offer; Past Contacts or Negotiations with Dune.” in the Offer to Purchase as new paragraphs:

On November 6, 2014, Eos and Dune mutually executed a letter agreement, which amended the Merger Agreement solely to extend the Expiration Date, as set forth in Section 2.1(c), to midnight, New York City Time, on Thursday, November 20, 2014, to allow Purchaser more time to raise the additional financings required to complete the Offer and the Merger.

On November 17, 2014, Angelo, Gordon Energy Capital, LLC informed Eos that it would not be moving forward with the Debt Term Sheet or Debt Financing generally.

On November 18, 2014, Eos learned that the terms of the initially provided Equity Commitment Letters for $75 million were changed as follows: (i) one commitment was reduced from $40 million to $25 million; and (ii) one commitment was increased from $25 million to $50 million. Dune was provided with documentation evidencing these changes on November 20, 2014.

On November 20, 2014, Eos and Dune mutually executed a second letter agreement  which amended the Merger Agreement to (1) extend the Expiration Date, as set forth in Section 2.1(c) of the Merger Agreement, to midnight, New York City Time, on Monday, December 22, 2014, to allow Purchaser more time to raise the additional financings required to complete the Offer and the Merger, and (2) permit Dune to solicit potential Acquisition Proposals from other third parties during the term of the Merger Agreement.

G.           The subsection titled “Financing” in Section 12 – “The Merger Agreement; Other Agreements.” in the Offer to Purchase is hereby amended and restated in its entirety as follows:

Financing

Eos and Purchaser estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger will be approximately $140 million, including: (i) approximately $22 million to purchase all of the Shares, (ii) approximately $11 million for the payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, and (iii) approximately $107 million to pay in full and discharge all of Dune’s outstanding indebtedness (other than accrued trade debt of Dune, which shall be assumed by the surviving entity in the Merger).

Eos has received conditional equity commitments in the amount of $75 million out of a total $100 million proposed equity financing.  In addition, at the signing of the Merger Agreement, Eos had obtained the Debt Term Sheet from Angelo, Gordon Energy Capital, LLC to provide Eos up to an aggregate of $125 million in Debt Financing pursuant to a delayed draw term loan facility. However, on November 17, 2014, Angelo, Gordon Energy Capital, LLC informed Eos it would not be moving forward with the Debt Term Sheet or the Debt Financing generally.

Eos and Purchaser originally anticipated that the Debt Financing from Angelo, Gordon Energy Capital, LLC,  the Equity Financing and certain cash on hand would be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger and to pay related transaction fees and expenses and fund working capital at the consummation of the Merger. Eos and its advisors are now working diligently to arrange to obtain alternate financing from alternative sources to replace the Debt Financing from Angelo, Gordon Energy Capital, LLC and increase the total amount of equity financing commitments from $75 million to $100 million. Such advisors include Global Hunter Securities, LLC, which has provided Eos with a Highly Confident Letter (defined in Section 11 – “Background of the Offer; Past Contracts or Negotiations with Dune”) for adequate debt to make up the remainder of funds needed to consummate the Offer and Merger.

The Offer itself is not subject to any financing condition or contingency.

The documentation regarding the Equity Financing and adequate replacement debt financing has not been finalized, and, accordingly, the final terms of such financings may differ from those described in this Offer to Purchase.

Pursuant to the Merger Agreement, each of Eos and Purchaser will use its reasonable best efforts to obtain the Debt Financing and Equity Financing or take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Debt Financing and the Equity Financing described in the related Debt Term Sheet and Equity Commitment Letters on the terms and conditions described therein, including using reasonable best efforts (i) to negotiate and enter into definitive agreements with respect to the Debt Financing and Equity Financing on the terms and contained in the Debt Term Sheet and Equity Commitment Letters, and (ii) to satisfy on a timely basis all conditions to funding in the Debt Term Sheet and Equity Commitment Letters and such definitive agreements thereto and to consummate the Debt Financing and Equity Financing at or prior to the Effective Time.  Further, under the Merger Agreement, if any portion of the Debt Financing and Equity Financing provided at the signing of the Merger Agreement becomes unavailable so as not to enable Eos and Purchaser to proceed with the Merger and related transactions in a timely manner, Eos and Purchaser shall use their reasonable best efforts to arrange to obtain alternate financing from alternative sources on comparable or more favorable terms (to Eos and Purchaser) than those set forth in the Debt Term Sheet and Equity Commitment Letters provided at the signing of the Merger Agreement as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto.  Furthermore, subject to certain conditions set forth in the Merger Agreement, prior to the Effective Time, Dune shall be entitled to seek specific performance to cause Eos and Purchaser to enforce the terms of the Debt Financing and Equity Financing, including by demanding Eos and/or Purchaser file one or more lawsuits against applicable financing sources to fully enforce such sources’ obligations thereunder.

H.           The subsection titled “Acquisition Proposals” in Section 12 – “The Merger Agreement; Other Agreements.” in the Offer to Purchase is hereby amended and restated in its entirety as follows:

Acquisition Proposals

The Merger Agreement, as amended on November 20, 2014, provides that from and after the date of the Merger Agreement, Dune and its subsidiaries and their representatives may solicit, respond to and initiate inquiries with third parties with respect to any potential Acquisition Proposal (as defined below), provided, however, that  until the earlier of the Effective Time or the Termination Date, Dune must notify Eos as soon as practicable after receipt of any Acquisition Proposal, or indication that any person is considering making an Acquisition Proposal, any request for non-public information relating to Dune or any of its subsidiaries or any request for access to the properties, assets or the books and records of Dune or its subsidiaries that Dune reasonably believes is likely to lead to an Acquisition Proposal.  Dune is also obligated to keep Eos promptly and reasonably informed of the status, including the identity of such person, a description of such Acquisition Proposal, indication or request, material details of any such Acquisition Proposal, indication or request, and if, applicable, a copy of such Acquisition Proposal. Furthermore, Dune must concurrently disclose or make available to Eos the same information as it makes available to any other person in connection with an Acquisition Proposal.

Dune’s Board of Directors shall not: (i) except as permitted in the Merger Agreement or required by Rule 14(e)-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, withdraw or modify or change in a manner adverse to Eos and Purchaser, its recommendation of the Offer, the Top-Up Option, the Merger or the Merger Agreement or (ii) except as set forth in the Merger Agreement, approve, recommend or cause Dune to enter into any written agreement with respect to any Acquisition Proposal.  However, at any time prior to the earlier of (i) the Acceptance Date and (ii) the date on which the Required Company Vote is obtained for the Merger, if the Dune Board determines in good faith (after taking into account the advice of its financial and legal advisors) that an Acquisition Proposal constitutes a Superior Proposal, Dune’s Board may withdraw or modify its recommendation of the Offer, the Top-Up Option, the Merger or the Merger Agreement in response to the Superior Proposal and terminate the Merger Agreement pursuant to its terms, but only if the Dune Board determines in good faith (after taking into account the advice of its financial and legal advisors) that the failure to take such action could reasonably likely result in a breach of its fiduciary duties to the stockholders of Dune under applicable law.

The Merger Agreement provides that, notwithstanding the foregoing, Dune’s Board is permitted to take the following actions: (i) disclose to the stockholders of Dune a position with respect to an Acquisition Proposal required by Rule 14e-2(a), Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act and (ii) withdraw, modify or amend its recommendation of the Offer, the Merger and the Merger Agreement at any time if it determines in good faith, after taking into account the advice of its legal advisors that the failure to take such action could reasonably likely result in a breach of is fiduciary obligations to the stockholders of Dune under applicable laws.

The Merger Agreement defines the term “Acquisition Proposal” as any contract, proposal, offer or indication of interest made by any person or group of persons (other than Eos, Purchaser or an affiliate), to Dune’s stockholders, relating to, or that would reasonably be expected to lead to, in each case in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange for twenty percent (20%) or more (in number or voting power) of any class of equity securities of Dune, business combination, recapitalization, liquidation, dissolution or other similar transaction (including any so-called merger-of-equals and whether or not Dune is the entity surviving any such transaction) involving Dune or any of its subsidiaries; (ii) any sale, lease, license, exchange, transfer or other disposition of assets (including any equity securities of any subsidiary) or business that constitute twenty percent (20%) or more of the assets of Dune and its subsidiaries, taken as a whole, other than in connection with certain farm-in agreements or other customary oil and gas agreements in the ordinary course of business; (iii) any sale, issuance, exchange, transfer or other disposition in which Dune or any of its subsidiaries participates and which results in any person beneficially owning more than 20% (in number of voting power) of any class of equity securities or other capital stock of Dune or of any of its subsidiaries; or (iv) any transaction including a tender offer or exchange offer, that, if consummated, would result in any person, together with all affiliates thereof, acquiring in such transaction more than 20% (in number or voting power) of any outstanding class of equity securities or other capital stock of Dune or any of its subsidiaries.

            The Merger Agreement defines the term “Superior Proposal” as any bona fide written Acquisition Proposal made by a third party on terms which the Dune Board determines in good faith (based on, among other things, the advice of its financial and legal advisors), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making such proposal, as well as any proposed changes to the Merger Agreement that may be proposed by Eos in a binding written offer in response to such proposal, that such proposal (i) would, if consummated would be more favorable, from a financial point of view, to the holders of the Shares (other than Eos, Purchaser and their respective affiliates) than the transactions contemplated by the Merger Agreement and (ii) contains conditions which are all reasonably capable of being satisfied in a timely manner; provided, that for purposes of this definition of “Superior Proposal,” the references to 20% in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

Item 12.  Exhibits

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on October 9, 2014.*

(a)(5)(A)	Joint press release issued by Dune and Eos dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).

(a)(5)(C)	Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).

(a)(5)(D)	Press release issued by Eos dated November 7, 2014.**

(a)(5)(E)	Press release issued by Eos dated November 21, 2014(filed herewith).

(d)(2)	Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos *

(g)	Not applicable.

(h)	Not applicable.

* Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014.

** Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 7, 2014.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2014

EOS MERGER SUB, INC.

By:         /s/ Nikolas Konstant
Name: Nikolas Konstant
Title:   President and CEO

EOS PETRO, INC.

By:         /s/ Nikolas Konstant
Name: Nikolas Konstant
Title:   Chairman of the Board and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number.	Description of Exhibit
(a)(1)(A)	Offer to Purchase, dated October 9, 2014.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on October 9, 2014.*

(a)(5)(A)	Joint press release issued by Dune and Eos dated September 18, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K/A filed by Eos on September 18, 2014).

(a)(5)(C)	Joint press release issued by Dune and Eos dated October 9, 2014 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eos on October 9, 2014).

(a)(5)(D)	Press release issued by Eos dated November 7, 2014.**

(a)(5)(E)	Press release issued by Eos dated November 21, 2014(filed herewith).

(d)(2)	Non-Disclosure Agreement, dated July 11, 2014, between Dune and Eos *

(g)	Not applicable.

(h)	Not applicable.

* Incorporated by reference from the Initial Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on October 9, 2014.

** Incorporated by reference from the amendment to Schedule TO, filed by Eos and Purchaser with the Securities and Exchange Commission on November 7, 2014.